SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            TRIKON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   896187 40 8
                           --------------------------
                                 (CUSIP Number)

                      SPINNER GLOBAL TECHNOLOGY FUND, LTD.
                         C/O CITCO NV, KAYA FLAMBOYAN 9
                              P.O. BOX 812, CURACAO
                              NETHERLANDS ANTILLES
                                  599973221911
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-603-2000

                                  MAY 22, 2003
                           --------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 896187 40 8                 13D                      PAGE 2 OF 7 PAGES
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     1    NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Spinner Global Technology Fund, Ltd.
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*

             WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
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        NUMBER OF        7    SOLE VOTING POWER
         SHARES
       BENEFICIALLY           1,566,523 shares (including 92,593 shares
         OWNED BY             subject to presently exercisable warrants)
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                         8    SHARED VOTING POWER

                              - 0 -
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                         9    SOLE DISPOSITIVE POWER

                              1,566,523 shares (including 92,593 shares
                              subject to presently exercisable warrants)
--------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,566,523 shares (including 92,593 shares subject to
             presently exercisable warrants)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

             CO
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


ITEM 1.   SECURITY AND ISSUER
          -------------------

          The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2003, together with Amendments No. 1 and No. 2 thereto, filed on May 13, 2003 and May 16, 2003, respectively (collectively, the "Prior Schedules"), relating to the common stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a Delaware corporation (the "Company"), is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Prior Schedule.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a) and (b) The person filing this statement is Spinner Global Technology Fund, Ltd. (the "Reporting Person"). The Reporting Person's address is C/O Citco NV, Kaya Flamboyan, P.O. Box 812, Curacao, Netherlands Antilles.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          Item 4 is hereby amended to add the following:

          On May 20, 2003, the Company filed an Answer to the Complaint denying the allegations therein.

          On May 22, 2003, the Company held its Annual Meeting of Stockholders (the "Meeting"). At the Meeting, Arthur C. Spinner, Director of the Reporting Person, in proposing the Reporting Person's two nominees, made a statement supporting their candidacy and its opposition to management's proposal for approval of the 2003 Omnibus Incentive Plan, and articulated the Reporting Person's position in regard to the proxy contest and the Company. A transcript of the statement is attached hereto as Exhibit 6. The Reporting Person's nominees were not elected. However, in line with the Reporting Person's recommendation, the stockholders did not approve the Company's 2003 Omnibus Incentive Plan.

          The Reporting Person has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs herein, including in the Prior Schedule. However, given its continuing concern with the management and the performance of the Company, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at the time, which may include communicating with other stockholders with regard to the activities of the Company, making recommendations as to the management of the Company, initiating or participated in future proxy solicitations with respect to Company matters, and purchasing or selling shares of the Company's Common Stock.

ITEM 6.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          No.   Description
          ---   -----------

          6. Transcript of remarks made by Arthur C. Spinner at the May 22, 2003 Stockholders Meeting of Trikon Technologies, Inc.


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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2003
                                         SPINNER GLOBAL TECHNOLOGY
                                         FUND, LTD.


                                         By: /s/ Arthur C. Spinner
                                             --------------------------------
                                                 Name:  Arthur C. Spinner
                                                 Title: Director


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